

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

July 14, 2017

VIA E-mail
William J. Begley Jr.,
Chief Financial Officer
Safety Insurance Group, Inc.
20 Custom House Street
Boston, Massachusetts 02110

       Re: Safety Insurance Group, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2016
       Filed February 24, 2017
       File No. 000-50070

Dear Mr. Begley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Sharon M. Blume

       Sharon M. Blume
       Accounting Branch Chief
       Office of Healthcare and Insurance